Exhibit 99.1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION,
Plaintiff,
Civil Action No. 1:20-cv-10631
v.
LUCKIN COFFEE, INC.
Defendant.

NOTICE OF SATISFACTION OF PENALTY PROVISIONS ONLY OF
FINAL JUDGMENT AGAINST LUCKIN COFFEE, INC.

Plaintiff, the United States Securities and Exchange Commission ("SEC" or the "Commission"), hereby acknowledges the compliance of Defendant, Luckin Coffee, Inc., with the penalty provisions of the Final Judgment entered herein on February 4, 2021. (Dkt. No. 14). More specifically, Section V of the Final Judgment states that the civil penalty of $180,000,000 shall be offset by the U.S. Dollar value of any cash payments made by Defendant and distributed to its security holders pursuant to the implementation of any schemes of arrangement in accordance with section 86 of the Cayman Islands Companies Law (2020 Revision) (the "Cayman Schemes"), as sanctioned by the Grand Court of the Cayman Islands made under the direction of the Joint Provisional Liquidators appointed by that court on July 15, 2020, to oversee Defendant's provisional liquidation and restructuring (the "final distribution plan"). The final distribution plan was not objectionable to the Commission, and proof of cash payments of at least $180,000,000 made by Defendant and distributed to its security holders has been provided to the Commission. Accordingly, Defendant has satisfied the penalty provisions of the Final Judgment.

Notification to the Court of the Satisfaction of the Penalty Provisions of the Final Judgment entered herein shall not affect any other provisions or injunctive relief granted by the Court in the Final Judgment.

Dated: February 3, 2022	Respectfully submitted,

SECURITIES AND EXCHANGE COMMISSION

s/ Melissa J. Armstrong
Melissa J. Armstrong U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Tel: (202) 551-4724
ArmstrongMe@sec.gov

CERTIFICATE OF SERVICE

I certify that on February 3, 2022, the foregoing was served on counsel for all parties via the Court's ECF system.

s/ Melissa J. Armstrong
Melissa J. Armstrong

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